August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (704) 752-7442

Christopher J. Kearney
President and Chief Executive Officer
SPX Corporation
13515 Ballantyne Corporate Place
Charlotte, North Carolina 28277

> **Re:** **SPX Corporation**
> **Definitive 14A**
> **Filed March 26, 2007**
> **File No. 001-06948**

Dear Mr. Kearney:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Related Party Transactions, page 9

1.   You describe the policies and procedures involving related transactions. Disclose whether the policies and procedures are in writing, and if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

2.   You state that your audit committee considered certain transactions, relationships and arrangements involving your independent directors that it concluded did not impair your directors' independence. Please provide greater detail so as to fully describe the nature of such transactions, relationships or arrangements. Please see Instruction 3 to Item 407(a) of Regulation S-K.

Compensation Discussion and Analysis, page 20

3.   You provide some description of how company performance affects annual bonuses and equity-based awards, but little discussion and analysis of the effect of individual performance, even though your disclosure suggests it is a factor considered by the compensation committee. For example, you state on page 24 that the named executive officers receive 80% of the final bonus amount based on business performance, with the remaining 20% awarded based on individual performance. However, you provide little discussion or analysis other than the statement that the compensation committee considered the individual performance of each named executive officer and determined that each had earned the full 20% available for individual performance based on the officer's performance in executing certain business initiatives generally described on page 24. As another example, you state on page 25 that the compensation committee determined the number of shares granted to each named executive officer based on several factors, including the individual executive officer's performance assessment. Please expand your disclosure to provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation and ultimate determination. See Item 402(b)(2)(vii) of Regulation S-K.

Executive Compensation Practices, page 21

4.   You state in the first paragraph of this section that the compensation committee generally targets compensation for named executive officers between the median and the 75th percentile of the market among comparable peer companies but that variations may and do occur. Disclose the percentile of market among comparable peer companies represented by the actual compensation paid to the named executive officers for 2006. To the extent actual compensation was

outside the targeted percentile range, please provide discussion and analysis as to why.

5. We note that Watson Wyatt used tally sheets summarizing the compensation of each named executive officer as part of its review and evaluation of your executive compensation program, the results of which were discussed at a series of committee meetings. Please supplement this disclosure to discuss the extent to which the information in the tally sheets comprised information in addition to or different from the information presented in your tabular disclosure and how and why the compensation committee found the tally sheets useful in determining the various elements of compensation for your named executive officers.

Annual Bonuses, page 23

6. You state on page 23 that the compensation committee may reduce an award to any participant under the incentive plan, including a reduction to zero, based on factors it determines to be appropriate in its sole discretion. Provide a more detailed discussion as to what factors the committee may consider.

7. Your disclosure regarding which performance metrics you used to evaluate the named executive officers is unclear and difficult to understand. For example, you state in the second paragraph of this section that the compensation committee established 2006 performance goals based on operating profit margin and operating cash flow. You state in the third paragraph in this section that the committee awarded bonuses to the named executive officers for 2006 by reference to the targets used to determine bonuses for your non-officer executive and management employees. Revise your disclosure to explain more fully what this means. You describe in the same paragraph different targets for corporate-level employees and segment employees. Please revise your disclosure to address the following questions. Which performance metrics were applicable to each named executive officer? What is bonus operating cash flow and how is it different than operating cash flow? What is meant by the statement that "bonus operating cash flow targets were equivalent to 100% conversion to bonus operating income?"

8. Your discussion in the first three whole paragraphs on the top of page 24 and your disclosure in footnotes 2, 3 and 4 in your Grants of Plan-Based Awards table on page 35 are also unclear and difficult to understand and do not appear to explain how the actual 2006 bonus levels were calculated. Revise your disclosure to address the following questions. What performance metrics apply to which executive officers and how are they weighted? How do achievements of such metrics result in the 80% and 20% portions of the final bonus amount referenced in the fourth whole paragraph on page 24? How do the 80% and 20% portions of the final bonus amount correlate to the 0-200% range of the target bonus amount?

Please consider providing examples, for both corporate-level and segment level named executive officers, illustrating how you derived an officer's actual incentive award payout from each of his performance measures, identifying each performance measure's target payout and if and how such performance measures and target payouts were weighted. Also disclose the officer's actual percentage of achievement of each performance measure's target and the corresponding payout in dollars and as a percentage of the target payout. Furthermore, disclose whether such calculations determined only the 80% portion of the final bonus based on business performance or influenced the 20% portion based on individual performance as well.

9.   You have not provided a quantitative discussion of the terms of all of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific items of company and segment performance, such as segment bonus operating income and the individual performance objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.

Nonqualified Deferred Compensation in 2006, page 43

10.   Expand the disclosure in footnote (2) consistent with the Instruction to Item 402(i)(2) of Regulation S-K.

Potential Payments Upon Termination or Change-in-Control, page 44

11.   Identify and quantify, to the extent applicable, the additional benefits listed in footnote 7 on page 44 for Messrs. Kearney, O'Leary and Foreman and the benefits for Messrs. Canterna and Kowalski listed on the bottom of page 49 and top of page 50. See instruction 2 to Item 402(j) and instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Christopher J. Kearney
SPX Corporation
August 21, 2007
Page 5

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel